S 11020852 OMMISSION
49

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52713

SEC MAIL PROCESSING RECEIVED MAR 01 2011 WASH., DC SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Caris & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

853 Camino Del Mar, Ste. 100
(No. and Street)

Del Mar	CA	92014
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandie Turley — 858-704-0319 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

2020 Camino del Rio North Ste. 500	San Diego	CA	92108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sandie Turley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Caris & Company, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Managing Director

Title

NOTARY PUBLIC
STATE OF ARIZONA
Maricopa County
ERIC WERTZ
My Commission Expires 02/08/13

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Supplemental Independent Auditors Report on Internal Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARIS & COMPANY, INC.

ANNUAL FILING IN ACCORDANCE
WITH RULE 17A-5

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

PKF

CARIS & COMPANY, INC.

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Caris & Company, Inc.
Del Mar, California

We have audited the accompanying statements of financial condition of Caris & Company, Inc. (the "Company) as of December 31, 2010 and 2009, and the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caris & Company, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 21 through 23 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF

San Diego, California
February 18, 2011

PKF
Certified Public Accountants
A Professional Corporation

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

CARIS & COMPANY, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2010 and 2009

ASSETS

	2010	2009
CURRENT ASSETS		
Cash and cash equivalents	$ 876,840	$ 2,516,873
Securities - trading	1,752,890	94,029
Prepaid expenses	91,454	89,127
Investment banking receivables	619,500	-
Officer advances	52,392	4,000
Total current assets	3,393,076	2,704,029
Deposit with clearing organization	250,000	250,000
Deposits	153,721	186,001
Property and equipment, net	86,267	52,962
Total assets	$ 3,883,064	$ 3,192,992

The accompanying notes are an integral part of these financial statements.

CARIS & COMPANY, INC.
STATEMENTS OF FINANCIAL CONDITION (CONTINUED)
December 31, 2010 and 2009

LIABILITIES AND SHAREHOLDERS' EQUITY

	2010	2009
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 248,816	$ 289,606
Compensation and benefits payable	1,068,889	970,363
Subordinated loan - current	393,345	-
Total current liabilities	1,711,050	1,259,969
Subordinated loan - long-term	-	393,345
Total liabilities	1,711,050	1,653,314
COMMITMENTS AND CONTINGENCIES (Note 9)		
SHAREHOLDERS' EQUITY		
Preferred stock - Series A - $1 noncumulative $1 par value non-voting - 5,000 shares authorized - 3,255 and 1,955 shares issued and outstanding, respectively (liquidation preference of $3,255,000 and $1,955,000, respectively)	3,255	1,955
Convertible Preferred stock - Series B - $1 noncumulative $1 par value non-voting - 200,000 shares authorized - 62,500 shares issued and outstanding (liquidation preference of $500,000)	62,500	62,500
Convertible Preferred stock - Series D - stated value of $14.15 non-voting - 100,000 shares authorized - 17,667 shares issued and outstanding (liquidation preference of $250,000)	250,000	250,000
Preferred stock - Series E - stated value of $.001 non-voting - 400,000 shares authorized - 0 and 75,000 shares issued and outstanding, respectively (liquidation preference of $1,000,000)	-	75
Common stock - no par value, authorized 4,000,000 shares - issued and outstanding 1,541,553 and 1,376,553 shares, respectively	4,210,200	3,503,600
Additional paid-in-capital	3,564,162	3,013,350
Accumulated deficit	(5,918,103)	(5,291,802)
Total shareholders' equity	2,172,014	1,539,678
Total liabilities and shareholders' equity	$ 3,883,064	$ 3,192,992

The accompanying notes are an integral part of these financial statements.

CARIS & COMPANY, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2010 and 2009

	2010	2009
Revenues:		
Brokerage commissions	$ 10,387,704	$ 10,894,656
Research revenue	3,430,505	3,170,265
Investment banking revenue	2,171,044	749,928
Securities trading revenue	895,992	51,925
Valuation services	52,350	-
Interest and dividends	32,843	30,437
Other	10,866	10,521
Total revenues	16,981,304	14,907,732
Expenses:		
Compensation and related benefits	12,578,958	10,712,861
Communication expenses	1,327,937	1,223,108
Rent and occupancy costs	1,070,717	1,102,071
Travel and entertainment	911,149	692,017
Brokerage expenses	775,621	489,064
Professional fees	478,636	149,036
License and permits	144,207	120,302
Office expenses	139,220	97,173
Depreciation and amortization expense	36,785	48,757
Insurance	61,762	41,938
Interest	34,405	29,424
Subscription and fees	23,761	22,151
Other	6,517	16,165
Contributions	5,000	6,480
Total expenses	17,594,675	14,750,547
Net (loss) income before income taxes	(613,371)	157,185
Provision for income taxes	12,930	18,742
Net (loss) income	$ (626,301)	$ 138,443

The accompanying notes are an integral part of these financial statements.

CARIS & COMPANY, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2010 and 2009

	Series A Shares Preferred Stock	Series A Preferred Stock	Series B Shares Convertible Preferred Stock	Series B Convertible Preferred Stock	Series D Shares Convertible Preferred Stock	Series D Convertible Preferred Stock	Series E Shares Preferred Stock	Series E Preferred Stock	Shares Common Stock	Common Stock	Additional Paid-in-Capital	Accumulated Deficit	TOTAL
Balance at December 31, 2008	1,563	$ 1,563	62,500	$ 62,500	17,667	$ 250,000	-	$ -	1,180,998	$ 3,128,600	$ 1,867,228	$ (5,430,245)	$ (120,354)
Common Stock Issued	-	-	-	-	-	-	-	-	195,555	375,000	-	-	375,000
Issuance of Preferred A Stock	590	590	-	-	-	-	-	-	-	-	589,410	-	590,000
Issuance of Preferred E Stock	-	-	-	-	-	-	75,000	75	-	-	749,925	-	750,000
Redemptions	(198)	(198)	-	-	-	-	-	-	-	-	(198,009)	-	(198,207)
Stock Compensation Expense	-	-	-	-	-	-	-	-	-	-	4,796	-	4,796
Net Income	-	-	-	-	-	-	-	-	-	-	-	138,443	138,443
Balance at December 31, 2009	1,955	$ 1,955	62,500	$ 62,500	17,667	$ 250,000	75,000	$ 75	1,376,553	$ 3,503,600	$ 3,013,350	$ (5,291,802)	$ 1,539,678

The accompanying notes are an integral part of these financial statements.

CARIS & COMPANY, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)
For the Years Ended December 31, 2010 and 2009

	Series A Shares Preferred Stock	Series A Preferred Stock	Series B Shares Convertible Preferred Stock	Series B Convertible Preferred Stock	Series D Shares Convertible Preferred Stock	Series D Convertible Preferred Stock	Series E Shares Preferred Stock	Series E Preferred Stock	Shares Common Stock	Common Stock	Additional Paid-in-Capital	Accumulated Deficit	TOTAL
Balance at December 31, 2009	1,955	$ 1,955	62,500	$ 62,500	17,667	$ 250,000	75,000	$ 75	1,376,553	$ 3,503,600	$ 3,013,350	$ (5,291,802)	$ 1,539,678
Common Stock Issued	-	-	-	-	-	-	-	-	200,000	1,000,000	-	-	1,000,000
Issuance of Preferred A Stock	1,400	1,400	-	-	-	-	-	-	-	-	1,398,600	-	1,400,000
Redemption of Preferred E Stock	-	-	-	-	-	-	(75,000)	(75)	-	-	(749,925)	-	(750,000)
Redemption of Preferred A Stock	(100)	(100)	-	-	-	-	-	-	-	-	(99,900)	-	(100,000)
Redemption of Common Stock	-	-	-	-	-	-	-	-	(35,000)	(293,400)	-	-	(293,400)
Stock Compensation Expense	-	-	-	-	-	-	-	-	-	-	2,037	-	2,037
Net Loss	-	-	-	-	-	-	-	-	-	-	-	(626,301)	(626,301)
Balance at December 31, 2010	3,255	$ 3,255	62,500	$ 62,500	17,667	$ 250,000	-	$ -	1,541,553	$ 4,210,200	$ 3,564,162	$ (5,918,103)	$ 2,172,014

The accompanying notes are an integral part of these financial statements.

CARIS & COMPANY, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO THE CLAIMS OF GENERAL CREDITORS
For the Years Ended December 31, 2010 and 2009

Balance at December 31, 2008	$ 393,345
Additions	-
Reductions	-
Balance at December 31, 2009	393,345
Additions	-
Reductions	-
Balance at December 31, 2010	$ 393,345

The accompanying notes are an integral part of these financial statements.

CARIS & COMPANY, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2010 and 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss) income	$ (626,301)	$ 138,443
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Stock compensation expense	2,037	4,796
Depreciation and amortization	36,785	48,757
Loss on disposal of equipment	2,539	-
Decrease (increase) in assets:		
Securities - trading	(1,658,861)	(93,853)
Prepaid expenses	(2,327)	(79,227)
Investment banking receivables	(619,500)	-
Officer advances	(48,392)	-
Deposits	32,280	30,825
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(40,790)	29,018
Compensation and benefits payable	98,526	326,347
Net cash (used in) provided by operating activities	(2,824,004)	405,106
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(72,629)	(12,993)
Net cash used in investing activities	(72,629)	(12,993)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Issuance of Preferred A Stock	1,400,000	590,000
Redemption of Preferred A Stock	(100,000)	(198,207)
Issuance of Preferred E Stock	-	750,000
Redemption of Preferred E Stock	(750,000)	-
Issuance of Common Stock	1,000,000	375,000
Redemption of Common Stock	(293,400)	-
Redemption payable	-	(368,333)
Net cash provided by financing activities	1,256,600	1,148,460
Net (decrease) increase in cash and cash equivalents	(1,640,033)	1,540,573
Cash and cash equivalents at the beginning of the year	2,516,873	976,300
Cash and cash equivalents at the end of the year	$ 876,840	$ 2,516,873
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Taxes	$ 12,930	$ 9,509
Interest	$ 34,405	$ 34,053

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Caris & Company, Inc. (the "Company") offers various securities and broker and dealer services. The Company is registered with the Securities and Exchange Commission ("SEC") and operates pursuant to the exemptive provisions of SEC Rule 15c3-3 subparagraph (k)(2)(ii). To maintain this exemption, the Company does not hold customer funds and/or securities. These statements have been prepared in accordance with standards established for the securities broker-dealer industry.

NOTE 2 - ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

The Company maintains cash balances in one financial institution as well as with its clearing firm. Accounts are secured by the Federal Deposit Insurance Corporation or by the Securities Investor Protection Corporation up to legal limits. At times, balances may exceed federally insured limits. Management performs periodic evaluations of the relative credit standing of the institution. The Company has not sustained any material credit losses from this institution.

Investment Banking Receivables

Investment banking receivables are recognized when the Company participates in the underwriting of equity securities and are stated at their estimated net realizable value based on current available information. From time to time, the Company agrees to assist in the underwriting of newly issued shares of various public companies. The Company receives a share of the profits made from selling the securities. The lead underwriter is responsible for calculating the net profit made from the underwriting and distributing the profits to the participants of the selling group. In most cases, the profits are not distributed until approximately ninety days after the underwriting occurs. This balance is the total of amounts due from two parties.

Property and Equipment

Property and equipment is recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the depreciable assets which range from three to five years. Leasehold improvements are amortized over the life of the lease. Maintenance costs are considered period costs and are expensed when incurred.

NOTE 2 - ACCOUNTING POLICIES (Continued)

Share-Based Compensation

The Company accounts for stock-based compensation expense based on the estimated fair value of the awards as of the grant or modification date. The Company estimates the fair value of stock option awards using the Black-Scholes option valuation model, which requires the input of subjective assumptions including the expected stock price volatility, the calculation of expected term, and the fair value of the underlying common stock on the date of grant, among other inputs. Stock compensation expense is recognized on a straight-line basis over each optionee's requisite service period, which is generally the vesting period.

The Company bases its estimate of expected volatility on historical trends of the Company which are believed to be indicators of its future stock price volatility. The Company calculates the expected term of its options using the plain vanilla method as allowed for in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") ASC 718-10-S99.

Income Taxes

In 2009, the Company adopted the uncertain tax provisions of ASC 740, *Income Taxes*. This standard addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. At the date of adoption, and as of December 31, 2010 and 2009, the Company does not have a liability for unrecognized tax uncertainties.

The Company's policy is to record interest and penalties on uncertain tax provisions as income tax expense. As of December 31, 2010 and 2009, the Company had no accrued interest or penalties related to uncertain tax positions.

Revenue Recognition

Securities transactions and related commission revenue is recorded on a settlement date basis. The Company records research revenue at the time of receipt of funds which evidences acceptance of the research services. Revenues earned from Investment banking activities are recognized when the Company participates in the underwriting of newly issued securities.

NOTE 2 - ACCOUNTING POLICIES (Continued)

Advertising

The Company expenses advertising costs as incurred.

Investments and Financial Instruments

The carrying values reflected in the statements of financial condition at December 31, 2010 and 2009 reasonably approximate their fair values in accordance with ASC 820, *Fair Value Measurements and Disclosures,* which requires assets to be measured at fair value and segregated into one of three levels. In making such assessment, the Company has utilized quoted prices in active markets for identical assets (Level 1). No allowance for potential credit losses was considered necessary at December 31, 2010 and 2009.

The Company accounts for its investments in accordance with ASC 320, *Investments - Debt and Equity Securities*, which requires investments to be classified into the following three categories: held-to-maturity, trading, or available-for-sale. Held-to-maturity securities are presented at amortized cost. Unrealized gains and losses on trading securities are included in earnings. Unrealized gains and losses on available-for-sale securities are reported as a separate component of shareholders' equity.

Concentration of Credit Risk

The Company's transactions with customers primarily consist of acting as an introducing broker-dealer to a clearing broker-dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker-dealer, who, in turn, carries all the accounts of such customers. Although certain customers with margin accounts are cleared by another broker-dealer on a fully disclosed basis, the Company may be exposed to off-balance sheet risk in the event such customers are unable to fulfill their contractual obligations.

The Company is involved in the speculative trading of securities, including short securities and margin accounts, which carries substantial risks. The Company participates in the trading of short securities positions that it does not own. When the Company participates in short selling, it is an obligation to purchase such securities at a future date. Short positions theoretically have an unlimited risk of loss. The Company could incur substantial losses if the market value of the short securities positions increases prior to when the Company subsequently closes the positions through the purchase of such securities. The Company seeks to limit the potential for losses through ongoing monitoring and establishment of offsetting positions, however, losses may nevertheless occur.

Estimates

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - ACCOUNTING POLICIES (Continued)

Management's Plans

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. At the present, the Company's working capital may not be sufficient to meet the Company's objectives as structured. Although these conditions indicate that the Company may be unable to continue with its current base of high profile and highly compensated employees, management did anticipate these expenses and has flexibility to alter its human capital base to adjust to lower expenses, if needed.

In addition, management believes that increased participation in the underwriting of equity securities will generate sufficient revenue and increase cash flow from operations to assist in meeting the Company's obligations for the year ending December 31, 2011.

New Accounting Standards

In January 2010, the FASB issued Accounting Standards Update ("ASU") 2010-06 which is intended to improve disclosures about fair value measurements. The guidance requires entities to disclose significant transfers in and out of fair value hierarchy levels, the reasons for the transfers and to present information about purchases, sales, issuances and settlements separately in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). Additionally, the guidance clarifies that a reporting entity should provide fair value measurements for each class of assets and liabilities and disclose the inputs and valuation techniques used for fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3). The adoption of this guidance has not had and is not expected to have a material impact on the Company's financial statements.

In April 2010, the FASB issued guidance within Accounting Standards Update ("ASU") *2010-13, Compensation — Stock Compensation (ASC 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades.* The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. The cumulative-effect adjustment should be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award. The cumulative-effect adjustment should be presented separately. The adoption of this guidance is not expected to have a material impact on the Company's financial statements.

NOTE 3 - INVESTMENTS AND FINANCIAL INSTRUMENTS

At December 31, 2010 and 2009, the Company held investments in publically traded common stock that were classified as trading. The fair value of the investments in accordance with ASC 820 consists of the following:

	December 31, 2009	Fair Value Measurements at Reporting Date Using Quoted Prices in Active Markets for Identical Assets (Level 1)
Common stocks	$ 94,029	$ 94,029
Total	$ 94,029	$ 94,029

	December 31, 2010	Fair Value Measurements at Reporting Date Using Quoted Prices in Active Markets for Identical Assets (Level 1)
Common stocks	$ 1,752,890	$ 1,752,890
Total	$ 1,752,890	$ 1,752,890

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2010	2009
Office furniture	$ 92,788	$ 95,512
Office equipment	353,164	287,644
Leasehold improvements	27,252	27,252
	473,204	410,408
Less: Accumulated depreciation and amortization	(386,937)	(357,446)
Total property and equipment, net	$ 86,267	$ 52,962

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Company maintain minimum net capital of $100,000 or 6 and 2/3% of aggregated indebtedness (approximately $114,000 and $100,000 at December 31, 2010 and 2009, respectively), whichever is higher. At December 31, 2010 and 2009, the Company had net capital of $1,082,791 and $1,586,590, respectively, in excess of the required minimum net capital and the ratio of aggregate indebtedness to net capital was 1.58 to 1 and 0.79 to 1, respectively.

NOTE 6 - SUBORDINATED LOAN

During April 2004, the Company borrowed from its major shareholder the sum of $393,345 which was due and payable in May 2008, but was extended to June 30, 2011. The loan bears interest at a rate of 6% per annum, is unsecured and subordinated to the claims of general creditors.

NOTE 7 - EQUITY

Restricted Stock Units
Long-term incentive value is delivered to selected key employees by granting Restricted Stock Units ("RSUs"), which have either time or performance-based vesting features. The fair value of an RSU is equal to the fair value of a share of stock on the date of grant, discounted due to the limitations placed on the marketability of the RSUs. Time-based RSUs vest over a specified period following the date of grant, unless forfeited, and will be paid out in the form of stock, cash or deferred cash at the Company's discretion at the end of the vesting period. As of December 31, 2010 and 2009, the Company has outstanding 100,684 and 61,377 RSUs, respectively, awarded under the Caris & Company 2007 Restricted Stock Unit Award Plan. This Plan provides for the grant of up to 2,000,000 RSUs that equate to Caris Ordinary Shares (Phantom Shares) on a one-for-one basis and are subject to the provisions of the Plan.

NOTE 7 – EQUITY (Continued)

The following table summarizes RSU activity for the years ended December 31, 2010 and 2009:

	Number of Shares	Weighted-Average Fair Value	Intrinsic Value
Outstanding at December 31, 2008	77,647	$ 0.15	$ -
Granted	14,806	0.15	-
Additional shares vested	-	-	-
Released from restrictions	-	-	-
Forfeited/Cancelled	(31,076)	0.15	-
Outstanding at December 31, 2009	61,377	0.15	-
Granted	74,950	0.15	-
Additional shares vested	-	-	-
Released from restrictions	(31,924)	0.15	-
Forfeited/Cancelled	(14,252)	0.15	-
Outstanding at December 31, 2010	90,151	$ 0.15	$ -
Vested and exercisable at December 31, 2010	54,000	$ 0.15	$ -
Non-vested at December 31, 2010	36,151	$ 0.15	$ -

There was approximately $8,602 of total unrecognized compensation cost related to nonvested RSUs outstanding as of December 31, 2010. This cost is expected to be recognized as expense over a weighted average period of approximately two (2) years.

Restricted Stock Plan
The Company has outstanding 8,558 Shares of Restricted Stock under the Restricted Stock Plan. The Restricted Stock Plan allows for the issuance of up to 25,000 shares of Restricted Stock. The Restricted Stock is subject to certain restrictions. All restrictions on shares of Restricted Stock lapse after a specified amount of time.

The compensation expense attributed to the RSUs and the grants of Restricted Stock amounted to $2,037 and $4,168 during the years ended December 31, 2010 and 2009, respectively.

Stock Activity
During fiscal 2009, the Company issued 75,000 shares of $0.001 par value, Preferred class E stock to two investors for $750,000. These shares were redeemed in fiscal 2010 for $750,000. During fiscal 2009, the Company issued 590 shares of $1 par value, Preferred class A stock for consideration of $590,000. Additionally, the Company issued 195,555 common no-par shares during fiscal 2009 in consideration of $375,000. Total consideration received for the year ended December 31, 2009 for issuance of both preferred and common stock totaled $1,715,000.

During fiscal 2009, the Company redeemed 198 Preferred class A shares for $198,207.

NOTE 7 – EQUITY (Continued)

Stock Activity (continued)
During fiscal 2010, the Company issued 1,400 shares of $1 par value, Preferred class A stock for consideration of $1,400,000. Additionally, the Company issued 200,000 shares of common no-par shares during fiscal 2010 in consideration of $1,000,000. Total consideration received for the year ended December 31, 2010 for issuance of both preferred and common stock totaled $2,400,000.

During fiscal 2010, the Company redeemed 100 Preferred class A shares for $100,000 and redeemed 75 shares Preferred class E shares for $750,000. The Company also redeemed 35,000 shares of common stock for $293,400.

The Articles of Incorporation have authorized five classes of stock: Series A Preferred Stock ("Series A"), Series B Convertible Preferred Stock ("Series B"), Series D Convertible Preferred Stock ("Series D"), Series E Preferred Stock ("Series E") and common stock.

The holders of Series A shall be entitled to receive, when declared by the Board of Directors, an annual cash dividend at the rate of $50 per share. Dividends shall be payable annually and are non-cumulative. Series A are non-voting and have a liquidation preference of $1,000 per share and are senior to all other preferred shares and common stock.

Series B shares are non-voting and have a liquidation preference of $8 per share. Series B shares are convertible into shares of common stock at a conversion price of $8 per share at the aggregate purchase price of $500,000.

Series D shares are convertible into 25,000 shares of common stock of the Company. Series D shares are non-voting and have a liquidation preference of $14.15 per share. Additionally, in the event of change of control, the Series D shares become redeemable at $14.15 per share at the option of the holder. Management has determined that it is not likely that a redemption will occur.

Series E shares are senior to common stock of the Company but junior to all other preferred stock. Series E shares are non-voting and have a liquidation preference of $1,000,000. The Series E shares shall be subject to redemption in full, at the option of a majority of the outstanding Series E holders, in the event of a change in control, and in the event of a reorganization. Management has determined that it is not likely that a redemption will occur.

At December 31, 2010 and 2009, the Company has issued and outstanding 1,541,553 and 1,376,553 shares of no par common stock, respectively. The holders of common stock of the Company have one vote for each share of stock held.

Stock Option Plan
Options for the purchase of common stock are issued at the discretion of the Board of Directors under the terms of the Company's 2005 Equity Incentive Plan whereby the Company may offer up to 300,000 shares of its no par value common stock pursuant to the Plan. The Plan allows the Company to grant awards to various employees as Incentive Stock Options, Nonstatutory Stock Options, or stock bonuses. The Plan was amended on December 21, 2009, to increase the amount of shares available for grant to 500,000. As of December 31, 2010 and 2009, there are 393,500 and 362,000 shares, respectively, available for issue under this Plan.

NOTE 7 – EQUITY (Continued)

The following table summarizes stock option activity for the years ended December 31, 2010 and 2009:

	Options Outstanding	Weighted-Average Exercise Prices
Balance at December 31, 2008	202,500	$ 12.41
Granted	3,000	15.00
Exercised	-	-
Forfeited	(67,500)	(11.47)
Balance at December 31, 2009	138,000	11.95
Granted	6,000	15.00
Exercised	-	-
Forfeited	(37,500)	(11.47)
Balance at December 31, 2010	106,500	$ 11.95

The fair value of granted options was estimated at the grant date using the Black-Scholes pricing model with the following assumptions and results:

	2010	2009
Expected dividend yield	0%	0%
Weighted average risk-free rate	1.36% to 1.40%	1.27%
Expected volatility	10%	10%
Expected holding period (in years)	2.5	3.91
Weighted average fair value of awards	$ -	$ -

The expected dividend yield is based on the current dividend rate and the price of the Company's shares over the most recent period. The expected volatility is based on historical trends of the Company. The risk-free interest rate is based upon the interest rate on U.S. Treasury securities with maturities that correspond with the expected life of the applicable stock options, taking into consideration the vesting period and contractual lives of the applicable options. Compensation expense is net of an estimated forfeiture rate based on historical experience with similar options.

NOTE 7 – EQUITY (Continued)

The following table summarizes information about stock options outstanding at December 31, 2010:

Options Outstanding				Options Exercisable	
Exercise Prices	Number of Shares	Weighted-Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$0.40 - $1.00	10,000	4.05	$ 0.70	10,000	$ 0.70
$10.00 - $12.50	59,000	3.76	10.90	56,000	11.79
$14.29 - $15.00	35,000	1.74	14.80	5,000	14.29
$20.00	2,500	0.10	20.00	2,500	20.00
	106,500	4.05	$ 11.95	73,500	$ 10.73

Number of options vested and nonvested at December 31, 2010 is 73,500 and 33,000, respectively.

The fair value of granted options was estimated at the grant date using the Black-Scholes pricing model. The amount of compensation expense attributed to the options which vested during fiscal 2010 and 2009 is $0 and $628, respectively.

The total value of the stock option awards is expensed on a straight-line basis over the service period of the employees receiving the awards. As of December 31, 2010, there was no unrecognized compensation cost related to stock option awards.

The aggregate fair value of options granted during the year ended December 31, 2010 and 2009 was $0. There was no aggregate intrinsic value of options remaining at December 31, 2010 and 2009 as the current exercise price of the underlying options was greater than the share price.

NOTE 8 - RELATED PARTY TRANSACTIONS

As discussed in Note 6, the Company borrowed $393,345 in a subordinated loan agreement executed by the Company and approved by Financial Industry Regulatory Authority ("FINRA") from the Company's principal shareholder due June 2011. Interest of approximately $23,600 was paid during the years ending December 31, 2010 and 2009.

Officer advances consist of expenses paid by the Company on behalf of certain individuals.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

The Company has operating leases for its office facilities in Del Mar, Los Angeles, San Francisco, Atlanta, Boston, Arlington, and New York. Additionally, the Company makes payments on an apartment lease in New York that is used for business purposes. The leases expire at various times through 2015. The Company had a sublease on one of their facilities in San Francisco to another tenant for the remainder of the lease term. This lease and the corresponding sublease expired during fiscal 2010.

Future minimum lease payments under the Company's operating leases are as follows:

Year Ending December 31,	Amount
2011	$ 697,749
2012	281,083
2013	181,841
2014	113,132
2015	8,905
	$ 1,282,710

Rent expense was $1,018,498 and $1,039,019 for the years ended December 31, 2010 and 2009, respectively.

The Company has entered into various agreements pursuant to operating within the securities and broker dealer services industry which provide for minimum fees to be paid on an annual basis in return for services provided.

Litigation

The Company is not involved in any material claims or litigation. Management does not believe there are claims that would have a material effect on the financial statements of the Company.

NOTE 10 - EMPLOYEE 401(k) SAVINGS PLAN

The Company has a 401(k) savings plan (the "Plan") covering all eligible employees. The Plan provides for voluntary employee contributions up to a dollar limit prescribed by law. The Company does not make contributions to the Plan.

NOTE 11 – INCOME TAXES

Significant components of the provision for income taxes for the years ended December 31, 2010 and 2009 are as follows:

	2010	2009
Current provision:		
Federal	$ -	$ -
State	12,930	18,742
	12,930	18,742
Deferred expense:		
Federal	-	-
State	-	-
	-	-
Total income tax provision	$ 12,930	$ 18,742

Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes at December 31, 2010 and 2009 are as follows:

	2010	2009
Deferred tax assets:		
Net operating losses	$ 1,486,000	$ 1,197,100
Other	37,000	900
	1,523,000	1,198,000
Valuation allowance deferred tax assets	(1,523,000)	(1,198,000)
Net deferred tax assets	$ -	$ -

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and expected carry-forwards are available to reduce taxable income. The Company records a valuation allowance when, in the opinion of management, it is more likely than not, the Company will not realize some or all of the deferred tax assets. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance. The valuation allowance increased by approximately $325,000 from December 31, 2009. At December 31, 2010, the Company had federal and state net operating loss carry-forwards of approximately $3,828,000 and $3,539,000, respectively. The federal and state tax loss carry-forwards will begin to expire in 2025 and 2017 respectively, unless previously utilized.

California has limited and/or suspended the utilization of net operating loss carryforwards for the years ended 2010 and 2009. The past three tax years are still open for examination.

The effective tax rate varied from the federal statutory rate of 34% for the years ended December 31, 2010 and 2009 primarily as a result of non deductible expenses and the valuation allowance.

NOTE 12 – SUBSEQUENT EVENTS

Subsequent to December 31, 2010, the Company signed a new lease agreement commencing January 26, 2011 through January 26, 2015 for its Del Mar location.

Management has evaluated subsequent events through the date the financial statements were available for issue, February 18, 2011.

SUPPLEMENTARY INFORMATION

CARIS & COMPANY, INC.
COMPUTATIONS OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2010 and 2009

	2010	2009
Shareholders' equity	$ 2,172,014	$ 1,539,678
Add allowable liabilities:		
Subordinated loan	393,345	393,345
Total	2,565,359	1,933,023
Less non-allowable assets:		
Deposits	(153,721)	(186,001)
Investment banking receivable	(619,500)	-
Prepaid expenses	(91,454)	(89,127)
Property and equipment, net	(86,267)	(52,962)
Officer advances	(52,392)	(4,000)
Non-allowable assets	(1,003,334)	(332,090)
Less: Other deductions and/or charges	-	-
Net capital before charges on security positions	1,562,025	1,600,933
Less haircuts on security positions:		
Securities	(479,234)	(14,343)
Net capital	$ 1,082,791	$ 1,586,590
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6-2/3% of aggregate indebtedness or $100,000, whichever is greater)	$ 114,070	$ 100,000
Net capital in excess of amount required	$ 968,721	$ 1,486,590
Aggregate indebtedness	$ 1,711,050	$ 1,259,969
Ratio of aggregate indebtedness to net capital	1.58 to 1	0.79 to 1

Note: There are no differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 (a) Part IIA as of December 31, 2010 and 2009.

CARIS & COMPANY, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2010 and 2009

A computation of reserve requirement is not applicable to Caris & Company, Inc., as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

CARIS & COMPANY, INC.
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2010 and 2009

Information relating to possession or control requirements is not applicable to Caris & Company, Inc., as the Company qualifies for exemption under the Rule 15c3-3 (k)(2)(ii).

PKF
Certified Public Accountants
A Professional Corporation

PKF

Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Caris & Company, Inc.
Del Mar, California

In planning and performing our audit of the Caris & Company, Inc. (the "Company") financial statements, as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the Company financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF

San Diego, California
February 18, 2011

PKF
Certified Public Accountants
A Professional Corporation